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October 10, 2007

Ms. Linda VanDoorn

Senior Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C 20549

Re:	Diversified Futures Trust I

Form 10-K for the fiscal year ended December 31, 2006

Forms 10-Q for the fiscal quarters ended March 31, 2007 and June 30, 2007

File No. 0000-26004

Dear Ms VanDoorn:

We acknowledge receipt of your letter dated October 1, 2007 in regards to the Form 10-K for the fiscal year ended December 31, 2006 and Forms 10-Q for the fiscal quarters ended March 31, 2007 and June 30, 2007 for Diversified Futures Trust I (the “Registrant”)

The following is our response to your question requesting clarification:

1.	Form 10-K, Exhibit 13.1

SEC Comment:

Reference is being made to the Report of Independent Registered Public Accounting Firm – Deloitte & Touche LLP on page one. Please tell us how you complied with Article 2-02 of Regulation S-X as it requires the accountants report to indicate the city and state were issued.

Response:

The reports of Deloitte & Touche LLP (“D&T”) the Independent Registered Public Accounting Firm for the Registrant were issued from New York, New York. In future filings, we will ensure that the reports of Registrant’s Independent Registered Public Accounting Firm include this information as required by Rule 2-02 of Regulation S-X.

Finally in connection with our response, Diversified Futures Trust I acknowledges that:

a.	Diversified Futures Trust I is responsible for the adequacy and accuracy of the disclosures in the filing.

b.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and

c.	Diversified Futures Trust I may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: October 10, 2007	By:	/s/ David K. Spohr
	Name:	David K. Spohr
	Title:	Senior Vice President and Director of Fund Administration
(Principal Financial/Accounting Officer) Preferred Investment Solutions Corp, Managing Owner of Diversified Futures Trust I